Exhibit 4.1
National Cooperative Bank
Rules for Election of Directors
Section 1: Purpose, Distribution. These election rules have been adopted by the National Cooperative Bank’s (“NCB”) Board of Directors (the “Board”) to establish procedures for the conduct of an election to fill vacant stockholder directorships on the Board, in accordance with the National Consumer Cooperative Bank Act and the bylaws of NCB. The results of the election will be announced at the next annual meeting of the Corporation.
The Corporate Secretary shall distribute a copy of these rules to all stockholders of record. Each stockholder of record shall make these rules available to its members if so requested.
Section 2: Election Officer. The Corporate Secretary shall be NCB’s election officer responsible for the conduct of the election and the interpretation of these rules. Subject to final Board review, the Corporate Secretary may designate other NCB officials to assist in the conduct of the election and the Corporate Secretary shall appoint persons outside of NCB to act as independent election tellers or to provide other assistance as will enhance and protect the integrity of the election. All questions regarding these rules and all required correspondence and submissions should be directed to:
Chad Oppenheimer
Corporate Secretary
NCB
2011 Crystal Drive, Suite 800
Arlington, VA 22202
Section 3: Record Date, Stockholder List. December 31, of the year prior to the date of any election or special election shall be the record date for determining stockholders of record entitled to vote. The record date for any run-off election shall be the same record date established under this section for the original election. Upon written request, the Corporate Secretary shall promptly make available a voting list containing the names and addresses of all stockholders of record.
Section 4: Notice of Election.
4.1 Notice. The Corporate Secretary shall give notice of any election to all stockholders of record at least sixty days preceding an election, special election or run-off election. Notice shall be mailed to stockholders of record at the address appearing on the Corporate Secretary’s records. An official ballot, which shall describe the qualifications of nominees and their positions on issues, the date when ballots must be received by NCB, and all other information necessary for participation in the election shall be mailed to stockholders of record no later than thirty days preceding an election.

     (a) Any stockholder who has failed to provide NCB with a current address for three consecutive years will be considered an inactive member and shall not be considered an eligible participant in the election process.
4.2 Waiver of Notice. Participation by any stockholder in the election shall constitute a waiver by that stockholder of notice of such election, except where the participation is for the express purpose of objecting to the transaction of any business because the election or meeting was not properly called. A written waiver of notice of any election signed by an authorized officer or a stockholder shall be deemed equivalent to giving proper notice to such stockholder.
Section 5: Voting Procedure.
5.1 Proxies, Mail Voting, and Cumulative Voting. Voting by proxy shall not be permitted. Cumulative voting shall not be permitted. Election ballots will be accepted by mail or by electronic method.
5.2 Official Ballot. The Corporate Secretary shall prepare the official ballot for the election and such ballot shall be distributed to all stockholders of record. The official ballot shall include an appropriate form by which stockholders of record may cast their votes for nominees for election. Additional information to describe the qualifications of nominees also will be distributed with the ballot. All votes must be cast on the official ballot in order to be counted. The Corporate Secretary or other officer of the stockholder of record, who is authorized to certify its corporate documents, must certify that votes cast have been duly authorized on behalf of the stockholder of record under its governing rules.
To be counted by the election date, all ballots must be mailed and be received by the Election Teller at a designated address no later than the close of business on April 24, 2009.
5.3 Vote Final, Confidentiality. When the Election Teller receives a ballot, the votes cast by the stockholder shall be final. A ballot cannot be withdrawn or changed if a nominee withdraws or for any other reason. Upon receipt of a duly authorized request from a stockholder of record (certified by its Secretary or other appropriate officer) the Corporate Secretary will provide another official ballot to replace one that has been lost or destroyed.
5.4 Secret Ballot. NCB will conduct the election by a secret ballot process and votes by particular stockholders of record will be kept confidential at all times.

5.5 Ballot Disqualification.
     Ballot disqualification occurs if:
(a)	Postmarked after midnight of due date;
(b)	Hand-delivered to Election Teller;
(c)	Not properly certified; and
(d)	Stockholders vote for more than four (4) candidates.
Section 6.1: Vacancies. The Board and the stockholders of record will nominate persons to fill vacant stockholder directorships that have been created by the expiration of the term of a director, by resignation or otherwise, under the Bank Act and the bylaws. Nominations may be made of persons from the following classes of cooperatives: (a) housing, (b) consumer goods,(c) low-income cooperatives, (d) consumer services, and (e) all other eligible cooperatives. All nominees shall be selected by the Board and/or the stockholders as described in subsection 6.2 and 6.3 respectively, and nominees must meet the qualifications set forth in subsection 6.4. Nominations and the election shall be conducted in a manner that will ensure, at all times, that there shall be at least one but no more than three directors representing each of the following classes of cooperatives: housing, consumer goods, low-income cooperatives, consumer services, and all other eligible cooperatives.
6.2 Board Nominations. The Board shall, upon recommendation of the chairman, elect a Corporate Governance Committee, which shall by a majority vote, nominate persons for election to fill vacant stockholder directorships. No person other than an NCB director shall serve on the Corporate Governance Committee. The Corporate Governance Committee shall solicit advice and recommendations from stockholders of record, the cooperative community, and other sources in its consideration of potential nominees. The Corporate Governance Committee shall by a majority vote select at least two (2) nominees for each vacant stockholder directorship. Nominees may present a statement of qualifications and issues to be distributed with the official ballot. Such nominees shall be listed on the official ballot, but shall not receive any preferential treatment or special use of the Bank’s resources. Statements of qualifications and issues and other materials distributed by a nominee may not use the NCB logo or confusingly similar logo and may not state or imply that NCB supports or endorses such nominee. Any elected director who has served two consecutive three-year terms shall not be eligible for re-nomination by the Corporate Governance Committee for two years after completion of the consecutive terms and shall not begin service for the new term for three years after completion of the original consecutive terms. The list of persons nominated by the Board shall be mailed to all stockholders of record with the official notice of the election.
6.3 Stockholder Nominations. In addition to the nominees selected by the Corporate Governance Committee under subsection 6.2, other persons may be nominated to fill vacant stockholder’s directorships and may be listed on the official ballot under this subsection. To qualify for the official ballot, such persons must receive support for their nomination from at least fifteen percent (15%) of the stockholders of record. Stockholder nominees must obtain resolutions of support (on a form to be provided by NCB) from the required number of stockholders. Such resolutions must be compiled by potential nominees and received by NCB no later than 45 days prior to the election date. The Corporate Secretary will promptly verify the qualifications of persons receiving the required support and will promptly notify all persons seeking nomination under this subsection, whether or not their efforts were successful.
Stockholder nominees also may submit a statement of qualifications and issues to be distributed with the official ballot. Statements of qualifications and issues and other materials distributed by a nominee may not use the NCB logo or confusingly similar logo and may not state or imply that NCB supports or endorses such nominee.
6.4 Qualifications.
6.4.1 Each nominee for a shareholder directorship of a particular class shall have at least three years experience as a director or senior officer in the class of cooperatives to be represented. Each nominee shall currently be associated with a voting stockholder of NCB. Each nominee shall be required to designate the particular class of cooperative, which he or she is qualified to represent. No nominee shall be allowed to run to fill vacancies in more than one class of cooperative. Further requirements are as follows:
     (a) Loans outstanding from NCB must be in good standing.
     (b) A nominee who qualified through a management position must also have demonstrated experience as a Board director.
     (c) A nominee shall have business experience in at least one of the following fields: finance, marketing, operations, or economic development.
     (d) Except for requirements in the Bank Act, the Corporate Governance Committee may make exceptions to these qualifications at its discretion.
6.4.2 All nominees shall submit (on a form provided by NCB) such information as NCB deems necessary to verify that the nominee has the required experience.
6.4.3 No NCB employee shall be qualified for nomination until three (3) years after the date such employee’s employment with NCB was terminated. If NCB determines that any nominee does not meet these qualifications, the Corporate Secretary shall report the reasons for such failure to the Board.
6.4.4 Each nominee will be required to file with the Ethics Official of NCB (on a form to be provided) and make public, a statement of the nominee’s financial interests and positions, if any, in any corporation, trust, partnership, or cooperative organization in which such nominee holds a substantial financial interest or holds a position as a Board member or senior officer, the activity of which organization might be relevant to, be competitive with, or be inconsistent with the objectives of NCB.

6.4.5 Subject to review by the Corporate Governance Committee, the Corporate Secretary shall determine the validity of documentary evidence submitted in support of a nomination as outlined in Section 6.4.2. Nominations to fill vacancies on the Board of Directors will not be accepted from the floor at any annual or special meeting of stockholders.
Section 7: Election of Directors.
7.1 Election Order. The election shall be decided based on a plurality of votes cast by the stockholders of record who participate in the election. Directors shall be elected to fill available vacancies in the particular class for which the director is nominated and to the extent vacancies exist (see section 6.1). In the event two nominees are seeking election to a single board seat within a particular class, the nominee receiving the greatest number of votes will be elected. The unsuccessful nominee will not be considered for a seat on the Board.
7.2 Voting Power. For each election or run-off election, only stockholders of record shall be entitled to vote, but only as provided in this section. Each stockholder of record shall be entitled to cast votes for the number of nominees equal to the number of vacancies to be filled in the election or run-off election. A stockholder of record shall not be required to vote for each vacancy but may only vote once for each nominee.
7.3 Definitions. For purposes of these rules, the following definitions shall apply:
     (a) “borrowing-stockholder” shall mean any stockholder of record who has a loan outstanding from NCB at any time during the patronage period;
     (b) “non-borrower-stockholder” shall mean a stockholder of record who holds Class C stock not connected with a loan and/or any former borrower, who fully paid off loans in the calendar year preceding the patronage period;
     (c) For the purpose of voting, “patronage” shall mean the amount of interest paid to NCB, including interest paid on loans originally made by NCB which have been sold and which NCB is now servicing, and loan fees, including commitment, origination, line and letter of credit fees, paid by a current borrower during a given year;
     (d) “patronage period” shall mean the calendar year preceding the election year; and
     (e) “developing cooperative” shall mean a borrower-stockholder that is chartered on a cooperative basis and determined to be an eligible cooperative while at a developmental stage of operation and does not presently have members who are identified as ultimate consumers (or primary producers) of the goods, services and facilities provided but that, at some definite time in the future, will be controlled by and provide services to ultimate consumers (or primary producers).

7.4 Allocations. Except as otherwise limited in this section:
     (a) Each borrower-stockholder of record shall be entitled to at least five (5) votes, except as provided under Section 7.4(e);
     (b) Each borrower-stockholder of record shall be entitled to additional votes which shall be allocated based on the proportion a particular borrower-stockholder’s patronage bears to patronage in that stockholder’s portfolio category, calculated during the patronage period which, for example, results in the following allocation:

Member Patronage	Votes
.1% — .5%	5
.6 — 1.0%	10
1.1% — 1.5%	15
1.6% — 2.0%	20
2.1% — 2.5%	25
2.6% — 3.0%	30
3.1% — 3.5%	35
3.6% — 4.0%	40
4.1% — 4.5%	45
4.6% — 5.0%	50
5.1% — 5.5%	55
5.6% — 6.0%	60
6.1% — 6.5%	65
6.6% — 7.0%	70
7.1% — 7.5%	75
7.6% — 8.0%	80
8.1% — 8.5%	85
8.6% — 9.0%	90
9.1% — 9.5%	95
9.6% — 10.0%	100
10.1% — 10.5%	105
10.6% — 11.0%	110
11.1% — 11.5%	115
11.6%	120
     (c) Each non-borrower stockholder shall be entitled to at least one vote and the non-borrower stockholder voting class shall receive a minimum of 10% of the outstanding votes allocated;
     (d) Notwithstanding any of the foregoing additional allocations of votes that would otherwise be applied to the vote of a stockholder of record, no stockholder of record shall be entitled to more than five percent (5%) of the total votes allocated to all voting stockholders of record; no stockholder of record that is a developing cooperative shall receive more than five (5) votes; and the total votes allocated to any one portfolio class of stockholders shall not exceed forty-five percent (45%) of the total number of votes allocated; and
     (e) The Board reserves the right to adjust the allocations of votes described in this section in order to preserve the voting balance among NCB’s stockholders of record required by the Bank Act.
7.5 Limited Voting Power—Delinquent Borrowers. NCB shall refuse to allocate additional votes on the basis of interest or fees relative to any borrower-stockholder which as of the record date is more than ninety (90) days past due under (i) any agreement between the member and NCB or NCBFSB or (ii), if a borrower-stockholders vote allocation is based in whole or in part upon one or more eligible transactions between NCB or NCBFSB with one or more of the member’s members (a “Retail Member”) under NCB’s member finance program, any agreement between the Retail Member and NCB or NCBFSB or (iii) if borrower-stockholders vote allocation is based in whole or in part upon one or more eligible transactions between NCB or NCBFSB with one or more subsidiaries of the member, any agreement between such subsidiary and NCB or NCBFSB.
Section 8. Run-off Election. If there is a tie vote and, as a result, vacancies remain in stockholder directorships after the procedures described in this section are followed, the Board shall fix a date for a run-off election. Such election shall be held not later than sixty (60) days from the original election date. The Corporate Secretary shall issue notice of the run-off election and an official ballot for the election in accordance with Section 4 and Section 5 of these rules, respectively. The official ballot for the run-off election shall include only the names of those nominees who tied on the original ballot and are qualified to fill remaining vacancies. In a run-off election, the qualified nominee receiving the highest number of votes cast for each vacancy in a particular class shall be elected.
Section 9. NCB Employee Participation. NCB employees shall not solicit votes, campaign for nominees, or use employment with NCB in any other manner to influence the outcome of any nomination or election under these rules. Violation of this section may lead to disciplinary action or termination of employment under NCB’s Code of Conduct. Nothing in this section shall be construed to prevent NCB employees from having legitimate communications with nominees, stockholders or directors as a result of their official job responsibilities.